

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2021

Gregory A. Beard
Chief Executive Officer
Stronghold Digital Mining, Inc.
595 Madison Avenue, 29th Floor
New York, NY 10022

> **Re: Stronghold Digital Mining, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 31, 2021**
> **File No. 333-258188**

Dear Mr. Beard:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 17, 2021 letter.

Amendment No. 2 to Registration Statement on Form S-1

Risk Factors, page 29

1.   We note that your Second Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws contain additional anti-takeover provisions. Please revise to include risk factor disclosure regarding the material anti-takeover provisions and the impact that may have on investors in the offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Segment Results, page 93

2.   We note the segment financial tables for the six months ended June 30, 2021 present Net Operating Income/(Loss) -- excluding depreciation as the segment measure of profit and

loss. Considering the segment profitability measure you present in your financial statements under ASC 280-10-50-22 is Net Operating Income/Loss, a measure that includes depreciation, Net Operating Income/(Loss) -- excluding depreciation appears to represent a non-GAAP measure. Please revise to disclose the segment profitability measure in conformity with ASC 280. Alternatively, please note that any additional segment profitability measures, presented outside your financial statements and related footnotes, would be non-GAAP financial measures that could only be presented to the extent they are appropriate and their presentation fully complies with all the requirements of Regulation G and Item 10(e) of Regulation S-K. See also Questions 104.02 and 104.03 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Notes to Audited Combined Financial Statements December 31, 2020 and 2019
Note 2. Significant Accounting Policies
Segment Reporting, page F-52

3.   We note your response to prior comment 10. Please reconcile your segment measure of profit or loss (Net Operating Income/(Loss)) to your consolidated income before income taxes. Please note that the reconciliation also applies to the interim financial statements. Refer to ASC 280-10- 50-30(b) and 32(f).

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3379 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Shelley Barber